SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

November 7, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Nicholas P. Panos, Celeste M. Murphy

Re:	Placer Dome Inc.
Schedule 14D-9-C filed November 3, 2005
File No. 005-52643

Ladies and Gentlemen:

        On behalf of Placer Dome Inc. ("Placer Dome" or the "Company"), we hereby submit the following responses to the comments contained in the letter from the Staff of the Commission to Robert E. Spatt of this firm, which is serving as U.S. counsel to the Company in connection with the proposed exchange offer announced by Barrick Gold Corporation. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein.

1.
Please explain the basis for Placer Dome's conclusion that "U.S. holders own more than 40% of Placer Dome's outstanding common shares, as calculated under applicable U.S. securities laws." See Note 1 to Rule 14d-1(b) of Regulation 14D.

        The Company believes ownership by U.S. holders exceeds 40% based on information it has received from CIBC Mellon, the Company's transfer agent, the Canadian Depository for Securities (CDS) and The Depository Trust Company (DTC). This information consists of (1) registered share ownership listings from the records of the transfer agent, which include listings for the two depositary entities, and (2) ownership position lists from the records of the two depositary entities, which positions comprise the respective registered share listings for those entities. The requirements contained in the relevant forms under the Multijurisdictional Disclosure Schedule ("MJDS") rules, including Form F-8 and Schedule 14D-1F, state that, for purposes of exchange offers, "the term 'U.S. holder' shall mean any person whose address appears on the records of the issuer of the subject securities, any voting trustee, any depositary, any share transfer agent or any person acting in a similar capacity on behalf of the issuer of the subject securities as being located in the United States." The relevant forms also state that the calculation should be made "as of the end of the subject issuer's last quarter or, if such quarter terminated within 60 days of the filing date, as of the end of such issuer's preceding quarter." Because Barrick has not yet commenced its proposed exchange offer in accordance with either Canadian or U.S. law, the applicable measurement date cannot yet be definitively determined (but will be June 30 unless the offer is commenced after November 29, 2005, in which case it will be September 30).(1) Accordingly, the information received by the Company for both June 30, 2005 and September 30, 2005 is summarized below.

(1)
With respect to U.S. law, Barrick has not "published, sent or given the means to tender to security holders" as required under Rule 14d-2 under the Exchange Act, and has stated in its announcement on October 31, 2005, only that it "will" make an offer, the full details of which will be included in documents to be mailed to shareholders at a later date. We are advised by the Company's Canadian counsel, Osler Hoskin & Harcourt LLP, that no offer has commenced under Canadian law and no time periods that would result from commencement (e.g., relating to the required length of the offer period) have commenced under applicable law. Following Barrick's initial announcement of its intent to commence an exchange offer with respect to the Company, the Company notified Barrick in writing that, based on information received by the Company, its U.S. ownership exceeded 40%. Accordingly, at such time as Barrick files documents with the SEC commencing the proposed offer, it will not be eligible to use Forms F-8 or F-80 or Schedule 14D-1F, as the ownership of the Company by U.S. holders equals or exceeds 40% and Barrick now has actual knowledge of this fact. As a result of clause (c) of Note 1 to Rule 14d-1(b) under the Exchange Act, this actual knowledge eliminates Barrick's ability to rely on the presumption contained in such Note 1 (and in comparable instructions relating to eligibility and applicable certification requirements for Forms F-8 and F-80 and Schedule 14D-1F as of the date it signs and files such documents, thereby rendering Barrick ineligible to use such forms).

        As of June 30, 2005:

Registered holders with U.S. address (other than Cede & Co.) (source: transfer agent's aggregate number for registered holders with U.S. address minus DTC's records for Cede & Co. position)	5,286,370
Total shares held in Cede & Co. registered share listing by holders with U.S. addresses (source: DTC) (Note: to be conservative, this number currently excludes holders believed to be U.S. entities but for which address information was not immediately available from DTC; therefore, the actual number of U.S. holders may be higher.)	151,570,111
Total shares held in CDS registered share listing by holders with U.S. addresses (Note: to be conservative, this number currently excludes shares registered in the name of Cede & Co., whose CDS position consists of holdings for entities with Canadian addresses, because the Company does not currently know whether this holding is in a "depositary" capacity; therefore, the actual number of U.S. holders may be higher.) (source: CDS, DTC)	46,415,036
Total shares held by "U.S. holders"	203,271,517
Total shares outstanding (source: transfer agent)	436,546,130
Percentage of shares outstanding held by U.S. holders	46.6%

        As of September 30, 2005:

Registered holders with U.S. address (other than Cede & Co.) (source: transfer agent's aggregate number for registered holders with U.S. address minus DTC's records for Cede & Co. position)	5,195,265
Total shares held in Cede & Co. registered share listing by holders with U.S. addresses (source: DTC) (Note: to be conservative, this number currently excludes holders believed to be U.S. entities but for which address or other position-related information was not immediately available from DTC; therefore, the actual number of U.S. holders may be higher.)	160,884,209
Total shares held in CDS registered share listing by holders with U.S. addresses (Note: to be conservative, this number currently excludes shares registered in the name of Cede & Co., whose CDS position consists of holdings for entities with Canadian addresses, because the Company does not currently know whether this holding is in a "depositary" capacity; therefore, the actual number of U.S. holders may be higher.) (source: CDS, DTC)	43,487,397
Total shares held by "U.S. holders"	209,566,871
Total shares outstanding (source: transfer agent)	436,637,462
Percentage of shares outstanding held by U.S. holders	48.0%

        The Company believes that its shareholders should be entitled to the full protection of all applicable U.S. and Canadian laws in considering any offer made by Barrick, and where 40% or more of its shareholders are U.S. holders, the accommodations of the MJDS with respect to compliance with the requirements of the U.S. exchange offer rules are neither available nor consistent with the policies underlying the MJDS rules.

2.
Please provide us with your legal analysis as to why, even if the Form F-8 is unavailable to Barrick Gold, you conclude that "any exchange offer by Barrick will be subject to the U.S. exchange offer rules and subject to review by the SEC."

        Rule 14d-1(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that "the requirements imposed by Sections 14(d)(1) through 14(d)(7) of the [Exchange] Act, Regulation 14D and Schedules TO and 14D-9 thereunder, and Rule 14e-1 of Regulation 14E" under the Exchange Act are "deemed satisfied" with respect to any exchange offer commenced by Barrick if, among other things, the percentage of Placer Dome's shares held by U.S. holders as of the applicable measurement date is less than 40%. If any exchange offer were to qualify under Rule 14d-1(b), all of Barrick's filings with respect to the exchange offer would be made on MJDS forms (Form F-8/F-80 with respect to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Barrick offered as consideration and Schedule 14D-1F with respect to compliance with the Exchange Act).

        However, because Placer Dome's U.S. ownership exceeds the 40% threshold as of what Placer Dome expects to be the applicable measurement date (as described above), any exchange offer by Barrick Gold will not qualify under Rule 14d-1(b). Barrick may be qualified to register any securities it offers as consideration on another MJDS form which provides for immediate effectiveness of the registration statement and which generally would not be substantively reviewed by the Staff (see SEC Release No. 33-6902, June 21, 1991, "Multijurisdictional Disclosure and Modifications to the Current Registration and Reporting System for Canadian Issuers," 1991 WL 285685 (the "MJDS Release")). If Barrick is so qualified, the required Securities Act filings would receive immediate effectiveness (although they could be reviewed by the Staff post-effectiveness, and effectiveness could be revoked by the Staff if warranted)(2), but, more importantly, because Rule 14d-1(b) would not apply, the offer would be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, without the benefit of the "deemed satisfaction" provision of Rule 14d-1(b). Among other things, Schedule 14D-1F would not be available to Barrick, and accordingly Barrick would be required to file a Schedule TO in order to comply with the requirements of Regulation 14D. Schedule TO is not a MJDS form, and we believe it would not be entitled to any special presumptive "no review" status granted to MJDS filings. Accordingly, the exchange offer rules would apply and the Schedule TO would be subject to Staff review outside of the parameters of the MJDS and on the same basis as any filing relating to a U.S. target company.

(2)
Even when immediately effective registration is available, MJDS registration statements remain subject to review if the Staff believes there is "a problem with the filing or the offering." (MJDS Release, 1991 WL 285685 at *7, *18.) If immediate effectiveness is available under the MJDS, any review would be "undertaken after effectiveness," but the Commission retains its authority to suspend the effectiveness of MJDS registration statements. (MJDS Release, 1991 WL 285685 at *18, *23.)

                                          *                                         *                                         *

        At the Staff's request and on behalf of the Company, this letter constitutes a written statement from the Company acknowledging that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call Robert Spatt (212-455-2685) or Ellen Patterson (212-455-2499) of this firm with any questions you may have regarding this response.

Very truly yours,
By:	/s/ ROBERT SPATT Robert Spatt

cc:	Don Rose, Placer Dome Inc. Clay Horner, Osler Hoskin & Harcourt LLP Douglas Bryce, Osler Hoskin & Harcourt LLP